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Exhibit (a)(9)

May 12, 2017

Dear Stockholder:

        I am pleased to inform you that, on April 27, 2017, Tangoe, Inc. ("Tangoe") entered into an Agreement and Plan of Merger (the "Merger Agreement") with TAMS Inc. (the "Purchaser") and Asentinel, LLC (the "Parent"). In accordance with the Merger Agreement, on May 12, 2017, the Purchaser commenced a tender offer (the "Offer") to acquire all of the outstanding shares of common stock of Tangoe (the "Shares") at a purchase price of $6.50 per Share, net to the seller in cash, without interest and less any applicable withholding taxes (the "Offer Price").

        If successful, the Offer will be followed by the merger of the Purchaser with and into Tangoe, with Tangoe surviving the merger as a wholly owned subsidiary of Parent (the "Merger"). In the Merger, each Share then outstanding (other than Shares owned by any subsidiary of Tangoe, the Parent, the Purchaser or any other affiliate of the Parent, which will be canceled, and other than Shares that are held by stockholders, if any, who properly demand appraisal under Delaware law) will be canceled and converted into the right to receive the Offer Price.

        The Board of Directors of Tangoe (the "Board"): (i) approved and declared the advisability of the Merger Agreement and the transactions contemplated thereby, (ii) determined and declared that it is in the best interests of Tangoe and the stockholders of Tangoe that Tangoe enter into the Merger Agreement and consummate the Merger and that the stockholders of Tangoe tender their Shares pursuant to the Offer, in each case on the terms and subject to the conditions set forth in the Merger Agreement, (iii) declared that the terms of the Offer and the Merger are fair to Tangoe and Tangoe's stockholders, (iv) resolved to recommend that Tangoe's stockholders accept the Offer and tender their Shares pursuant to the Offer and (v) directed that the Merger Agreement be submitted to the stockholders of Tangoe for their adoption and resolved to recommend that the stockholders of Tangoe vote in favor of the adoption of the Merger Agreement to the extent required by applicable Law.

        Accompanying this letter is a copy of Tangoe's Solicitation/Recommendation Statement on Schedule 14D-9. We urge you to read the enclosed materials carefully. The Offer is scheduled to expire at 10:00 a.m., New York time, on June 13, 2017, unless extended or terminated.

Very Truly Yours,

J.D. Foy
 Chief Executive Officer

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  Exhibit (a)(9)